SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 2, 2002

GRAPES COMMUNICATIONS N.V.

(Translation of Registrant's Name Into English)

202 Val des Bon Malades
Groud Floor,
Number 3, L-2121
Luxembourg
(352) 260-9641

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __   No X

Enclosure: Press release dated August 1, 2002: "GRAPES COMMUNICATIONS N.V./S.A. ANNOUNCES CONFIRMATION HEARING FOR CHAPTER 11 PREPACKAGED PLAN OF REORGANIZATION SCHEDULED FOR AUGUST 27TH"

August 1, 2002

FOR IMMEDIATE RELEASE

GRAPES COMMUNICATIONS N.V./S.A. ANNOUNCES CONFIRMATION HEARING FOR CHAPTER 11 PREPACKAGED PLAN OF REORGANIZATION SCHEDULED FOR AUGUST 27TH

grapes
Communications

New York – July 31, 2002. Grapes Communications N.V./S.A. ("Grapes"), which on April 16, 2002, filed a voluntary petition under chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"), announces that on August 27, 2002, a hearing will be held in order to obtain confirmation (the "Confirmation Hearing") of the Debtor's pre-packaged plan of reorganization (the "Plan").

Grapes filed a motion on July 30, 2002, seeking the Bankruptcy Court's approval of a settlement agreement (the "Settlement") that resolves its disputes with European Dynamics, S.A., and various related entities (collectively, "European Dynamics"). A hearing to approve the Settlement will be held before the Bankruptcy Court also on August 27, 2002, at 10:00 a.m. (the "Settlement Hearing") the same day as the Confirmation Hearing. Pursuant to the Settlement, European Dynamics will support the confirmation of the Debtor's pre-packaged plan of reorganization (the "Plan"), provided that the Plan does not contravene the terms of the Settlement.

Questions regarding this press release should be directed to Massimo Trippetti, Chief Executive Officer of Grapes, at the following phone number: +39 06 6618 6617.

Statements in this release contain forward-looking information about management expectations, strategic objectives, business prospects, anticipated financial or operational performance, and other similar matters. These statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties. A variety of factors, many of which are beyond the Company's control, could cause actual results and experience to differ materially from the expectations expressed in these statements. These factors include, but are not limited to, volatility in the financial and capital markets and the impact on access to and the terms of additional capital, actions and initiatives by current and potential competitors, events or circumstances impacting major customers, suppliers or financing sources, the effect of current and future legislation or regulation, the ability of the company to design and construct its broadband networks and to sell and provide services, and additional factors described in the reports filed by the Company with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F for the year ended December 31, 2001. The Company undertakes no responsibility to update or revise any statements in this release, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grapes Communications N.V.

By ____________________
Name: Massimo Trippetti
Title: Chief Executive Officer

Dated: August 2, 2002